UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

HALCÓN RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-0700684
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Louisiana Street, Suite 6700

Houston, Texas 77002

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This registration statement on Form 8-A relates to the registration of common stock, par value $0.0001 per share (the “common stock”), of Halcón Resources Corporation, a Delaware corporation (the “Company”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the common stock on the New York Stock Exchange (“NYSE”). The common stock was previously registered pursuant to Section 12(b) of the Exchange Act by the registration statement on Form 8-A, filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2004 (File No. 000-50682). The common stock is presently quoted on the NASDAQ Global Market (“NASDAQ”). In addition, on March 23, 2012 the Company will file a Form 25 to effect the voluntary delisting of the Company’s common stock from the NASDAQ Stock Market, LLC. This Form 8-A is being filed solely to reflect the listing of the Company’s common stock on the New York Stock Exchange LLC as of March 26, 2012.

Item 1. Description of Registrant’s Securities to be Registered.

Set forth below is a description of the material terms of our common stock. This description is not complete and is qualified by reference to our certificate of incorporation, as amended, our bylaws, as amended, and the Delaware General Corporation Law (the “DGCL”). Copies of our certificate of incorporation and our bylaws have been filed with the SEC as exhibits to our periodic reports and are incorporated by reference into this registration statement.

General

The Company’s authorized capital stock consists of 366,666,666 shares of common stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of March 16, 2012, the Company had approximately 99.4 million shares of common stock and 4,444.4511 shares of preferred stock outstanding. Our board of directors may from time to time issue additional shares of preferred stock in one or more series, with such powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be determined by the board of directors.

Common Stock

Voting rights. Each share of common stock is entitled to one vote in the election of our board of directors and on all other matters submitted to a vote of our common stockholders. Holders of our common stock do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of our common stock are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Our existing debt arrangements restrict our ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

Other rights. Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for any of our securities.

Rights of holders of our preferred stock. We issued 4,444.4511 shares of our preferred stock on March 5, 2012. The holders of our outstanding preferred stock generally have no consent or voting rights except as required by law or described below. Certain of these consent and voting rights may affect the rights of holders of our common stock. For example, if the preferred stock has not converted into common stock on or before September 1, 2012, the holders of the preferred stock, voting separately as a class, will be entitled to elect two additional members to our board of directors.

Additionally, for as long as the preferred stock has not converted into common stock and remains outstanding, we may not, without the approval of holders of two-thirds of our preferred stock, undertake any of the following:

•

amend, alter, waive, repeal or modify (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation (including any filing or amending of a certificate of designation for any senior security or parity security) or bylaws so as to adversely affect or otherwise impair any of the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, the preferred stock;

•	authorize, issue or increase the authorized amount of any class of senior securities or parity securities;

•	increase or decrease (other than by redemption or conversion) the authorized number of shares of our preferred stock;

•	liquidate, dissolve or wind up in any form of transaction; or

•

enter into any agreement regarding, or any transaction or series of transactions resulting in, a change of control until September 5, 2012, and thereafter unless provision is made in the agreement effecting such transaction for the redemption of our preferred stock in cash in accordance with the certificate of designation for the preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Our certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

Delaware law. Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with a stockholder who, together with its affiliates or associates, owns (or who is an affiliate or associate of the corporation and within a three-year period did own) 15% or more of the corporation’s outstanding voting stock (which we refer to as an “interested stockholder”) for a three-year period following the time the stockholder became an interested stockholder, unless:

•

prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers and consolidations with or caused by an interested stockholder;

•	sales or other dispositions of 10% or more of the assets of a corporation to an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders.

Because our certificate of incorporation and bylaws do not include any provision to “opt-out” of Section 203 of the DGCL, the statute will apply to business combinations involving the Company.

Charter and bylaw provisions. The DGCL permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of three (3) years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors divided into three (3) classes, with the number of directors in each class as nearly equal as possible and each class serving for a term of three (3) years or until their successors are elected and qualified. Under Delaware law, stockholders of a corporation with a classified board of directors may only remove a director “for cause” unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not so provide and, accordingly, stockholders may only remove a director “for cause.” Further, our bylaws provide that a majority vote of the holders of the outstanding shares entitled to vote at the meeting is required to effect such removal. The likely effect of the classification of the board of directors and the limitations on the removal of directors is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only approximately one-third of the directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the board of directors will need at least two annual meetings of stockholders to effect this change.

Limitation of liability; indemnification. Our certification of incorporation contains provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except (i) for a breach of a director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) transactions from which the director derived an improper personal benefit.

Furthermore, our bylaws contain provisions requiring that we indemnify directors and officers to the fullest extent permitted by the DGCL. Article Seventh of our certificate of incorporation and Article VII of our bylaws provide for indemnification of our officers and directors, as well as our employees and agents, to the extent authorized by the DGCL. Pursuant to Section 145 of the DGCL, we generally have the power to indemnify our current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any charter provision, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to actions in such person’s official capacity and as to action in another capacity while holding such office. We also have the power to purchase and maintain insurance for such directors and officers.

We have also entered into individual indemnification agreements with each of our directors and executive officers. These agreements indemnify those directors and officers to the fullest extent permitted by law against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the Company.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation dated February 8, 2012 (filed as Exhibit 3.1 to registrant’s Current Report on Form 8-K filed February 9, 2012 and incorporated by reference herein).

3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation effective as of February 10, 2012 (filed as Exhibit 3.2 to registrant’s Current Report on Form 8-K filed February 9, 2012 and incorporated by reference herein).

3.3	Certificate of Designation of 8% Automatically Convertible Preferred Stock (filed as Exhibit 3.1 to registrant’s Current Report on Form 8-K filed March 5, 2012 and incorporated by reference herein).

3.4	Second Amended and Restated Bylaws effective January 4, 2012 (filed as Exhibit 3.2 to registrant’s Current Report on Form 8-K filed January 5, 2012 and incorporated by reference herein).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized.

HALCÓN RESOURCES CORPORATION

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Chairman of the Board, President, and Chief Executive Officer

Dated: March 21, 2012